UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

GenMark Diagnostics, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-34753	27-2053069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5964 La Place Court Carlsbad, California	92008
(Address of Principal Executive Offices)	(Zip Code)

Eric Stier	760-448-4300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

GenMark Diagnostics, Inc. (the “Company”) has determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. Based on a survey of its relevant suppliers, which we conducted as part of our “reasonable country of origin inquiry” and our due diligence on our supply chain, the Company has determined that our products that contain conflict minerals are “DRC conflict undeterminable” as of the date of filing this report. As a result, a Conflict Minerals Report is attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at http://ir.genmarkdx.com under the “Corporate Governance” heading.

Item 1.02 Exhibits

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENMARK DIAGNOSTICS, INC.
(Registrant)

Date: May 30, 2014	/s/ Eric Stier
Eric Stier
Senior Vice President, General Counsel and Secretary